UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): January 21, 2019

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

Wyoming Trial Court Issues Ruling in Riley Ridge Helium Supply Contract Case

As previously disclosed, in November 2014, APMTG Helium, LLC ("APMTG") filed a case against Denbury Resources Inc. (the "Company") in the Ninth Judicial District Court of Sublette County, Wyoming, claiming liquidated damages for non-delivery of helium volumes from the Company's Riley Ridge Unit under a helium supply contract.

On January 21, 2019, the Company received notice of the trial court's ruling that the Company's performance was excused by the force majeure provisions of the contract for a 35-day period in 2014, but that the Company should pay APMTG liquidated damages and interest thereon as otherwise provided in the contract. In the event the judgment is not modified or reduced, the Company currently estimates the contractual liquidated damages to be approximately $39.8 million and the interest accrued to date on such damages to be approximately $3.5 million. The contractual liquidated damages, excluding interest, are capped at an aggregate of $46 million over the term of the contract.

The Company's position continues to be that its contractual obligations have been and continue to be excused by events that fall within the force majeure provisions in the helium supply contract. The Company intends to continue to vigorously defend its position and pursue all of its rights, which may include an appeal of the judgment, the results of which cannot be currently predicted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: January 22, 2019 By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary